11200 Rockville Pike, Suite 130

Rockville, Maryland 20852

(301) 220-5400 telephone

(240) 221-3927 fax

www.mhihospitality.com

September 1, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Kevin Woody, Accounting Branch Chief

Re:	Responses to Comments on

MHI Hospitality Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Form 10-Q for the Period Ended June 30, 2011

File No. 1-32379

Dear Mr. Woody:

MHI Hospitality Corporation (the “Company”) hereby provides the following responses in reply to the comment letter from the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 18, 2011 (the “Comment Letter”) in connection with the above-referenced Form 10-K and Form 10-Q.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with a bolded recitation of the corresponding comment in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 2. Properties, page 32

1.	In future Exchange Act periodic reports, please break out for each material property the occupancy rate, average daily rate, and revenue per available room.

Response. In future Securities Exchange Act of 1934, as amended (the “Exchange Act”) periodic reports, the Company will provide occupancy rate, average daily rate and revenue per available room for each material property.

* MHI Hospitality Corporation trades on the NASDAQ® under the symbol MDH

Securities and Exchange Commission

Division of Corporation Finance

September 1, 2011

2.	In future Exchange Act periodic reports, to the extent you have material acquisitions or dispositions in the covered period, please provide capitalization rate disclosure. Please also include a clear description of how you calculate NOI and purchase price for this purpose.

Response. To the extent that the Company has material acquisitions or dispositions in a covered period – and to the extent that the historic operating performance of the property was a critical factor in the decision to acquire or dispose of the property and in determining the purchase or sales price of the property, the Company will provide capitalization rate disclosure along with a description of how we calculate NOI and the purchase price for such transaction. As described in Item 1. Business, the Company primarily focuses on acquiring underperforming hotel properties that may be characterized as shallow-turn or deep-turn opportunities. Depending on the extent of any renovation and any significant change in branding of the property anticipated by the Company, the hotel property’s historical operating performance may have little impact on the purchase decision or purchase price and therefore capitalization rate disclosure would not enhance the reader’s understanding of the hotel property or the underlying transaction. In such an instance, the Company would not be inclined to provide capitalization rate disclosure.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 33

Dividend and Distribution Information, page 33

3.	It appears that you did not pay distributions in 2010. In future Exchange Act periodic reports, please discuss the reason(s) you did not pay distributions, if applicable, and discuss the impact this may have on your REIT status.

Response. In future Exchange Act periodic reports, the Company will discuss the reason(s) it did not pay distributions, if applicable, and the impact, if any, on its REIT status.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Sources and Uses of Cash, page 42

4.

Please tell us how you expect that the net cash provided by operations will be adequate to fund your operating requirements and scheduled payments of principal and interest given that your risk factor disclosure highlighting significant debt

Securities and Exchange Commission

Division of Corporation Finance

September 1, 2011

obligations maturing in 2011, including your assertion indicating potential difficulty refinancing existing indebtedness.

Response. The Company relies upon the cash provided by operations to meet the requirements of its continuing operations, distributions to stockholders and unitholders, recurring capital expenditures for the refurbishment and replacement of furniture, fixtures and equipment as well as monthly and quarterly scheduled debt service. The Company relies upon cash provided by operations to meet its obligation for regularly scheduled payments of principal and interest, either monthly or quarterly, and generally does not rely on cash flow from operations to fund balloon payments due upon the maturity of any of its loans.

In future Exchange Act periodic reports, the Company will modify its statement of expectation as to whether cash flows from operations are sufficient to meet the requirements of its continuing operations, distributions to stockholders and unitholders, recurring capital expenditures for the refurbishment and replacement of furniture, fixtures and equipment as well as monthly and quarterly scheduled debt service.

Liquidity and Capital Resources, page 42

5.	We note your disclosure regarding financial covenants that may restrict your financing flexibility. Please confirm that, to the extent your compliance with a ratio is likely to have a material impact, either through restricting additional indebtedness or triggering default, you will disclose the actual ratio calculations.

Response. The Company confirms that, to the extent its compliance with a ratio is likely to have a material impact, either through restricting additional indebtedness or triggering default, it will disclose the actual ratio calculations in future Exchange Act periodic reports.

Contractual Obligations, page 45

6.	In future filings, please disclose the portion of debt repayments of which you are liable for your indirect, noncontrolling interest in the joint venture that owns the Crowne Plaza Hollywood Beach Resort.

Response. The Company is not liable for any portion of the debt repayments to which the joint venture that owns the Crowne Plaza Hollywood Beach Resort is liable. The Company provided the lender limited guarantees with respect to the mortgage. However, such guaranties were limited to any damages caused by knowing and willing misrepresentations and damages sustained by the lender due to the Company’s interference with the lenders rights under the mortgage agreement.

Securities and Exchange Commission

Division of Corporation Finance

September 1, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

7.	Please tell us how your presentation of Cash flows from operating activities, using Net loss attributable to the Company as the starting point for the indirect method presentation, complies with FASB Accounting Standards Codification 230-10-45-28.

Response. In future Exchange Act periodic reports, the Company will reconcile cash flows from operating activities to net income (loss) without an adjustment to net income (loss) attributable to noncontrolling interests.

Schedule III – Real Estate and Accumulated Depreciation, page F-22

8.	We note that your disclosure excludes certain columnar information, as well as the aggregate cost for Federal income tax purposes. In future periodic reports, please provide all information required to Rule 12-28 of Regulation S-X.

Response. In future Exchange Act periodic reports, the Company will provide all information required pursuant to Rule 12-28 of Regulation S-X.

Exhibits

9.	We note that you have incorporated by reference forms of various agreements, rather than executed agreements. For example, please see Exhibits 10.4, 10.5, 10.11, 10.12, 10.13 and 10.15. Please tell us why you have not filed executed copies of these agreements. Refer to Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Response. Please be advised that Exhibit 10.13 is not one (1) agreement. Exhibit 10.13 is comprised of multiple intercompany agreements, all of which are identical other than the name of the parties, dates and the name of the respective hotel property. As a result of these separate agreements being identical other than as noted above, the Company elected to file only the form of the agreement as contemplated in Instruction 2 to Item 601 of Regulation S-K.

Exhibit 10.1A is a compensatory arrangement. Pursuant to Instruction 1 to Item 601(b)(10) of Regulation S-K, the Company respectfully notes that it need only file forms of these documents and need not file each individual executive officer’s personal agreement. There are not particular provisions in such personal agreements whose

Securities and Exchange Commission

Division of Corporation Finance

September 1, 2011

disclosure in a separate exhibit is necessary to an investor’s understanding of that individual’s compensation.

The Company respectfully submits that the forms of agreements filed in lieu of executed agreements for Exhibits 10.4, 10.5, 10.11, 10.12 and 10.15 were, in each instance, identical in all respects to the final executed documents. Thus, no information – material or otherwise – was omitted from the filings other than conformed signatures and dates. The Company respectfully advises the Staff that it will include in its upcoming quarterly report on Form 10-Q as exhibits all material contracts, except as noted above, that were previously filed as forms as final executed copies or otherwise fully comply with Item 601(a)(4) by filing the requisite schedule of differences.

Form 10-Q for the period ended June 30, 2011

Notes to Financial Statements, page 7

5. Debt, page 11

10.	Please tell us and disclose in future periodic filings the total borrowing capacity and unused amount available for borrowing on your credit facility.

Response. As disclosed in footnote 5 to the financial statements, on April 18, 2011, the Company entered into a sixth amendment to its credit agreement which, among other things, “provides that no additional advances may be made and no currently outstanding advances subsequently repaid or prepaid may be re-borrowed.” Accordingly, as this amendment converted the credit facility to a non-revolving facility, the Company does not intend to provide disclosure of the total borrowing capacity or unused amount available for borrowing under the credit facility.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

September 1, 2011

The Company is available to discuss any of its responses with you at your convenience. Should you have any questions or desire to discuss these matters in more detail, please contact the Company’s outside counsel, Thomas J. Egan, Jr. of Baker & McKenzie LLP, at 202.452.7050 or the undersigned at 301.220.5400. Facsimile transmissions may be made to the undersigned at 240.221.3927. Thank you.

Sincerely,

/s/ William J. Zaiser

William J. Zaiser

Chief Financial Officer

MHI Hospitality Corporation

cc:	Andrew M. Sims, Chief Executive Officer, MHI Hospitality Corporation

Patrick V. Fiel, Jr., General Counsel, MHI Hospitality Corporation

Thomas J. Egan, Jr., Baker & McKenzie LLP

Brian Windley, Witt Mares PLC